Filed Pursuant to Rule 425 of the Securities Act of 1933
Filer: Royal Bank of Canada
Subject Company: Ferris, Baker Watts, Incorporated
Filer’s Exchange Act File Number: 001-13928
[Document provided to employees of Ferris, Baker Watts, Incorporated]
1. Who is RBC Dain Rauscher?
RBC Dain Rauscher Inc., a wholly owned subsidiary of publicly-traded Royal Bank of Canada, is one of the nation’s largest full-service securities firms with more than 1,770 financial consultants and 4,300 employees. The company serves individual investors and businesses through offices coast to coast, and capital markets and correspondent clients in select U.S. and international markets. RBC Dain Rauscher is headquartered in Minneapolis.
RBC Dain Rauscher brings with it the financial strength and global resources of our parent company, Royal Bank of Canada (RBC), including products, services and technology. RBC is one of the most respected corporations in North America, is ranked in the top quartile compared to its North American peer group in total shareholder return over the last three fiscal years and in the second quartile over the last five fiscal years and has earned a Aaa rating from Moody’s Investor Service.
2. Why weren’t employees and clients told about this sooner so that they could provide input and prepare for the change?
We can understand why some employees and clients would have preferred to know about the possible merger earlier. Our effort to restrict knowledge at various stages to those individuals who had to know was driven by our duty to treat all our shareholders and employees equitably, and we have seen the destructive influence of premature communication in other firms.
3. Did the shareholders actually vote on the sale of the firm? What was the actual result of vote – percentages for and against?
The Board of Directors for FBW has voted on and unanimously approved the sale of the firm to RBC Dain Rauscher. Shareholders will have a chance to vote on this transaction before the sale is finalized.
4. What role will senior management play in the new organization?
During the due diligence process, it was clear to the executives at RBC Dain Rauscher that FBW has very committed, talented leadership. It will be very important for both organizations to work together to fully integrate the two organizations. Over the next several months we will work very closely with FBW management on this integration.

RBC Dain Rauscher has not finalized all of the decisions with respect to FBW senior management. At this time, we can tell you that Pat Vaughan will become a Regional Director of RBC Dain Rauscher after the integration is complete. Details with respect to other senior management members will be forthcoming in the next several weeks.
5. Precisely how many jobs will be lost at FBW? What kind of jobs? And when will we start to see layoffs?
We hope to retain most of the employees through the transaction and integration process, and will continue to re-consider our staffing needs from that point forward. This long lead time will provide us with the ability to determine what other opportunities might be available within the organization for employees whose jobs are impacted by the integration. All affected employees will be dealt with fairly according to RBC’s values.
6. Will anyone’s compensation be reduced?
Employees will be treated fairly and compensated according to market rates, and employee experience and capabilities. We do not expect any compensation plan changes to take place prior to the conversion to the RBC Dain Rauscher platform. After that time, we will evaluate compensation levels. We expect that most individuals will not be impacted negatively, but will review those who do experience a negative impact on a case by case basis.
7. What is the extent of the “additional resources” that RBC Dain Rauscher brings to the table?
There are significant resources in a number of areas that will ultimately be available to FBW employees and clients, some immediately upon closing, and others as we approach conversion. For example, RBC Dain Rauscher provides investment strategy teams available to help advisors review client portfolios and make recommendations for changes, and assist financial advisors in developing client proposals. These teams specialize in fixed income, equity, mutual funds and ETFs, as well as option strategies. Through RBC Dain Rauscher, our advisors will also have access to the tremendous research capabilities of the RBC Capital Markets teams. RBC Dain Rauscher has invested significant resources in platform development, offering very competitive fee based and wealth management programs. Finally, the firm has significant marketing and training resources that develop programs and communication pieces for both advisors and clients, keeping them up to date with product and market trends.

8. What additional products are there that RBC Dain Rauscher provides that IEs can’t provide to their clients already?
Prior to integration, we expect to tap into RBC Dain Rauscher’s preferred stock offerings. We will also consider making other fixed income products available as it makes sense for our business over the months following closing. These products include CDs and mortgages, pass-throughs and CMOs, and some structured products. Once we migrate to the RBC Dain Rauscher platform, we will have full access to the products and services of RBC Dain Rauscher, including the products of over 200 mutual fund companies, alternative investments such as managed futures, fund of hedge funds, and private equity funds, as well as a broad array of syndicate offerings. As mentioned previously, RBC Dain Rauscher also manages very competitive fee based and wealth management platforms that will be helpful to FAs who choose to offer these products and services to their clients.
9. Won’t our clients be inundated with paperwork as part of the changeover of their accounts?
Most clients will not need to sign any new paperwork. Prior to closing, clients with advisory accounts will receive a required regulatory mailing notifying them of the upcoming change. Then, upon conversion to the RBC Dain Rauscher platform, advisory clients will need to sign new account agreements and related documentation, and non-advisory clients will receive a negative consent mailing explaining the client’s account will be moved to RBC Dain Rauscher. We will try to keep the process manageable and will certainly keep you informed of the process well in advance of any changes or communications.
FBW will be sending clients a very positive letter signed by Roger Calvert announcing the news and explaining the benefits clients will derive from the change. You will receive a copy of this letter before your clients see it.
10. What other kinds of changes in their employment situation or environment should employees expect?
For the most part, it should be business as usual for you over the coming months. RBC Dain Rauscher employees will be hosting meetings with our employees over the coming weeks to provide you with more information on benefits and to answer any questions that you have.
11. Why is the company called RBC Dain Rauscher and not just RBC?
In 2001, Royal Bank of Canada acquired Dain Rauscher Incorporated, headquartered in Minneapolis, Minnesota. Shortly thereafter, Dain Rauscher was renamed RBC Dain Rauscher. However, RBC is rebranding its US businesses and backing that up with focused advertising campaigns in May. RBC Dain Rauscher will be renamed RBC Wealth Management in the near future.

12. When will our name change to RBC?
We will be making that decision as part of the integration planning in the coming months. A plan for how we will introduce the name and combined capabilities to our clients will be developed and communicated well before any name change occurs.
13. How many states does RBC Dain Rauscher operate in today?
Currently RBC Dain Rauscher has approximately 145 branch offices in 40 states. The firm is registered to do business in all 50 states.
14. When will we officially be part of RBC Dain Rauscher?
The transaction is expected to be completed in late spring/early summer 2008. However, a full integration will likely not take place until late 2008.
15. Will there be any advertising to introduce the new name and build name recognition?
Yes. Specific advertising and marketing plans will be developed when we convert to the RBC brand.
16. What about jobs—will everyone still be employed after the transaction is complete?
We expect to retain most of the employees through the transaction process, and will continue to re-consider our staffing needs from that point forward. This long lead time until integration will provide us with the ability to determine what other opportunities might be available within the organization for employees whose jobs are impacted by the integration. All affected employees will be dealt with fairly according to RBC’s values.
17. One of the most meaningful aspects of working at FBW is the internal culture and the philosophy towards how people should be treated. How does this compare at RBC Dain Rauscher?
The decision to join RBC Dain Rauscher was not made lightly—many things were considered including our culture and core values. We believe our firms are a good cultural and strategic fit. RBC Dain Rauscher’s culture embodies values similar to ours, with a focus on integrity, client service, employee engagement and community involvement.
18. Will all of the FBW offices remain open?
While we have no plans to close or consolidate any of FBW’s retail branches, this is a dynamic business and we have to be open to opportunities in the future where changes to the offices could enhance overall growth and client service.

19. Who will we report to?
FBW employees will continue to operate under our current organizational structure, with Roger Calvert reporting into FBW’s board of directors, just as he does today. In addition, senior management will start to communicate and coordinate with RBC Dain Rauscher executives.
20. How will employees be kept informed during this transition?
A series of employee meetings and ongoing internal communications will be provided to keep everyone informed and answer questions.
21. When will we integrated with RBC Dain Rauscher’s systems?
A specific timeframe has not been set, but we expect that we’ll be integrated sometime in late 2008. HR systems may be converted sooner than others. More information on this will follow in the next several weeks.
22. How will our customers learn about FBW decision to join RBC Dain Rauscher and how it might affect their accounts?
We have developed client communication materials that include a client letter and key messages for our financial consultants to use. Keep in mind that since all of our current technology and clearing arrangements will remain in place, at least until late 2008, our clients will not notice any immediate impact. When we do integrate with RBC Dain Rauscher’s technology platform, our goal is to make the transition as seamless to our customers as possible.
23. Bottom line, what approach should I take to this news and the future?
The opportunities that lie ahead for our employees and clients are exciting and promising. While there are some unknowns, we believe that this change will strengthen our firm and our value proposition over the long term, for our clients, employees and shareholders.
24. What will happen to my benefits and KSOP?
Shortly after closing and as soon as administratively possible, FBW employees will have their benefits plan converted to those offered by RBC Dain Rauscher. These benefits are comprehensive and very competitive. The timetable for this conversion has not been determined but it will be announced in the coming weeks.
We have completed a preliminary analysis of the benefit programs of both organizations and concluded that in the aggregate the compensation and benefit package for most FBW employees will be comparable or better than what they have today. Our primary goal is not to disadvantage employees as a result of this change.
The FBW KSOP will terminate prior to closing, and FBW employees will have several options regarding those balances which will be explained in the coming weeks.

The HR departments of FBW and RBC Dain Rauscher will work together to organize employee meetings and information sessions to review the programs offered by RBC so that employees will be able to enroll in the benefits programs that best meet their needs.
25. How does the benefit plan and vacation entitlement at RBC Dain Rauscher compare to FBW?
The benefits programs at RBC Dain Rauscher are very comparable to those at FBW. RBC Dain Rauscher has a PTO program to cover vacation, sick leave, personal time off, etc.
For health and welfare and 401K benefits, FBW employees will carry their length of service to RBC when they become employees of the RBC
Details about the plans will be forthcoming shortly, through written material and employee meetings.
26. What career opportunities will I have in other parts of RBC Dain Rauscher?
RBC Dain Rauscher values talented employees who bring a significant contribution to the firm, as these individuals are the driving force of our firm’s growth. We will make every effort to help employees impacted by the business conversion to the RBC Dain Rauscher platform find meaningful work within RBC Dain Rauscher as well as possibly within other business lines of RBC which are located within the eastern USA. The fit will depend on business conditions as well as the match of individual talent and business needs. There can be no guarantee of positions, however.
RBC Dain Rauscher provides tremendous career opportunities to employees who look to advance their skills as their experience base increases. The firm is part of RBC, one of the few global organizations with world class capabilities in brokerage, banking, insurance and capital markets.
Additional Information
RBC intends to file a registration statement on Form F-4 in connection with the transaction, and FBW intends to mail a proxy statement/prospectus to FBW’s shareholders in connection with the transaction. Investors and securityholders of FBW are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, and related matters. When available, investors and securityholders may obtain a free copy of the Form F-4 and the proxy statement/prospectus at the SEC’s web site at www.sec.gov, or from RBC or FBW.